Exhibit 99.1

Contact:	Please direct all inquiries to inquiries@sonomawestholdings.com.

Headline:	SonomaWest Holdings, Inc. Establishes Special Committee to Review Stapleton Acquisition Company’s Tender Offer Proposal

SEBASTOPOL, CALIFORNIA February 24, 2011 /PRNewswire/ -- SonomaWest Holdings, Inc. (SWHI.PK) (the “Company”) announced today that a special committee (the “Special Committee”) of its Board of Directors has been formed to review and evaluate a proposal received on February 18, 2011 from Stapleton Acquisition Company (“SAC”), an entity owned by Craig R. Stapleton, the Company’s President and Chief Executive Officer, and other members of the Stapleton family, to commence a tender offer for all of the Company’s outstanding shares of common stock not owned by SAC at a purchase price of $8.90 per share in cash.

The Special Committee consists of three disinterested directors who will act on behalf of the Board of Directors of the Company with respect to the proposal.  The Special Committee intends to review carefully the proposal with the assistance of its advisors and plans to respond to the proposal upon completion of its review.

This press release is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company, and is not a substitute for any tender offer statement or other filing that may be required to be made with the Securities and Exchange Commission (SEC) if the proposed transaction goes forward. If any such documents are filed with the SEC, investors are urged to read them because they will contain important information about the transaction. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov).

About SonomaWest Holdings, Inc.

SonomaWest Holdings, Inc., formerly Vacu-dry Company, was incorporated in 1946 and currently operates as a real estate management and rental company. The Company’s rental operations include two industrial properties.  This commercial property is now being rented to third parties.  The Company’s primary operating revenue is generated from the leasing of its two properties, located in Sebastopol, California. The properties are leased to multiple tenants with various lease terms.

Forward-Looking Statements

All statements in this notice other than statements of historical fact are forward-looking statements, and are subject to risks and uncertainties. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to SonomaWest Holdings, Inc., are intended to identify forward-looking statements. Many factors could cause the actual results or events to be materially different from the results or events that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions.